Exhibit (a)(5)(B)

ROBBINS GELLER RUDMAN & DOWD LLP RANDALL J. BARON (150796) A. RICK ATWOOD, JR. (156529) DAVID T. WISSBROECKER (243867) EDWARD M. GERGOSIAN (105679) 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231.4058 619/231-7423 (fax Attorneys for Plaintiff [Additional counsel appear on signature page.] SUPERIOR COURT OF THE STATE OF CALIFORNIA COUNTY OF SAN DIEGO STEVE D’AMBROSIA, Individually and on ) Case No. of All Others Similarly Situated, ) CLASS ACTION Plaintiff, ) COMPLAINT FOR BREACHES OF vs. ) FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW THE ACTIVE NETWORK, INC., ) ATHLACTION HOLDINGS, LLC, ) ATHLACTION MERGER SUB, INC., ) VISTA EQUITY PARTNERS, ) JON BELMONTE, ) STEPHEN L. GREEN, ) THOMAS N. CLANCY, ) BRUNS H. GRAYSON, ) JOSEPH LEVIN, ) DAVID ALBERGA and ) DOES 1-25, inclusive, ) Defendants. COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUMMARY OF THE ACTION 1. This is a stockholder class action brought by plaintiff on behalf of the holders of The Active Network, Inc. (“Active Network” or the “Company”) common stock against Active Network, the members of Active Network’s Board of Directors (the “Board”), Vista Equity Partners (“VEP”), Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), and Athlaction Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”) (Parent and Purchaser are beneficially owned by affiliates of VEP (VEP, Parent and Purchaser are collectively referred to as “Vista”)), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty in connection with the proposed acquisition of Active Network by Vista through an unfair process and at an unfair price (the “Proposed Acquisition”) 2. Based in San Diego, California, Active Network provides technology to organizations throughout the world that run activities or manage facilities. On September 30, 2013, the Company announced that Active Network and Vista had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Vista will acquire the Company for just $14.50 per share. Pursuant to the Merger Agreement, Vista will soon (by October 8, 2013) commence a tender offer to acquire all of the outstanding shares of the Company’s common stock for $14.50 per share in cash (“Tender Offer”). Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close in early November 2013. 3. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Active Network to Vista on terms preferential to defendants and other Active Network insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven entirely by the Board and Company management, who together control over 11.75% of Active Network’s outstanding stock and seek liquidity for their illiquid holdings in Active Network stock. If the Proposed Acquisition closes, the Board and Company COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

management will receive over $111 million from the sale of their illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Active Network’s other shareholders. 4. From the Proposed Acquisition, Active Network’s officers and directors will receive millions of dollars in special payments ? not being made to ordinary shareholders ? for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments. Moreover, the Company’s management appears to be staying on board for the long term after the Proposed Acquisition. 5. The proposed tender offer per share price of $14.50 drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. The $14.50 per share offer represents a premium of just 27.19% based on Active Network’s closing price on September 27, 2013. That premium is significantly below the median one-day premium of over 38% for comparable transactions in the last three years. 6. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Active Network’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Vista. 7. Pursuant to the Merger Agreement, Vista will commence the Tender Offer shortly. The initial offer period of the Tender Offer will expire as soon as 20 days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and over 11.75% of the Company’s shares are controlled by the Board and members of Company management, all of whom will certainly tender their shares in support of the Merger Agreement. Active Network and Vista have announced their intent to effect the merger, pursuant to recently enacted 251(h) of the Delaware General Corporation Law, as a short-form merger to cash out any shareholders who do not tender without so much as a shareholder vote. In the event merger is not eligible to be effected pursuant to 251(h), the Company has granted to Vista an irrevocable right (the “Top-Up Option”), which will allow Vista to purchase from the Company enough shares so that Vista will control one share more than 90% of the outstanding Active Network shares, similarly allowing Vista without a shareholder vote to effect a short-form merger and cash out any shareholders who do not tender. 8. To protect against the threat of alternate bidders out-bidding Vista after the announcement, defendants implemented preclusive deal protection devices to guarantee that Vista will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Active Network. 9. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders while the Merger Agreement provides for a limited exception to the no-shop clause to permit Active Network to continue negotiations and discussions with certain excluded persons (the “Excluded Persons”) until October 21, 2013, this provision is illusory in light of next two deal protection devices; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Vista, and allow Vista to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company pay Vista $13.3 million if the Proposed Acquisition is terminated in favor of a proposal from an Excluded Person, or $32 million if the Proposed Acquisition is terminated in favor of any other I proposal.

10. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the defendants, the Tender Offer will commence shortly and close in less than a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated. JURISDICTION AND VENUE 11. This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, art. VI, 10, because this case is a cause not given by statute to other trial courts. 12. This Court has jurisdiction over Active Network because Active Network is a citizen of California and Delaware as it is incorporated in Delaware and has its principal place of business at 110182 Telesis Court, San Diego, California 92121. This action is not removable. 13. Venue is proper in this Court because the conduct at issue took place and had an effect in this County. THE PARTIES 14. Plaintiff Steve D’Ambrosia is, and at all times relevant hereto was, a shareholder of Active Network. Defendant Active Network is a Delaware corporation headquartered in San Diego, 15. California. Defendant Active Network is sued herein as an aider and abetter. 16. Defendant VEP is a U.S.-based private equity firm with offices in San Francisco, Chicago and Austin. Defendant VEP is sued herein as an aider and abetter.

17. Defendant Parent is a Delaware limited liability company and an affiliate of VEP. Defendant Parent is sued herein as an aider and abetter. 18. Defendant Purchaser is a Delaware corporation, a wholly-owned sub of Parent and an affiliate of VEP. Defendant Purchaser is sued herein as an aider and abetter. 19. Defendant Jon Belmonte is and has been at all relevant times Active Network’s CEO and a member of the Board. 20. Defendant Stephen L. Green is and has been at all relevant times a member of the Board. 21. Defendant Thomas N. Clancy is and has been at all relevant times a member of the IeI 22. Defendant Bruns H. Grayson is and has been at all relevant times a member of the Board. 23. Defendant Joseph Levin is and has been at all relevant times a member of the Board. 24. Defendant David Alberga is and has been at all relevant times a member of the Board. Alberga served as Active Network’s CEO for thirteen years until his resignation in September 2012. 25. The defendants named above in 19-24 are sometimes collectively referred to herein as the “Individual Defendants.” 26. The true names and capacities of defendants sued herein under California Code of Civil Procedure 474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class

CLASS ACTION ALLEGATIONS 27. Plaintiff brings this action individually and as a class action pursuant to California Code of Civil Procedure ?382 on behalf of all holders of Active Network stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants. 28. This action is properly maintainable as a class action. 29. The Class is so numerous that joinder of all members is impracticable. According to Active Network’s SEC filings, as of July 30, 2103, there were more than 62.3 million shares of Active Network common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country. 30. There are questions of law and fact common to the Class that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following: (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition; (b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition; (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition; (d) whether defendants are unjustly enriching themselves and other insiders or affiliates of Active Network or Vista; (e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; (g) whether the Proposed Acquisition compensation payable to plaintiff and the I Class is unfair and inadequate; and (h) whether plaintiff and the other members of the Class would suffer irreparable I injury unless defendants’ conduct is enjoined. 31. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff I does not have any interests adverse to the Class. 32. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class. 33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class. 34. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. 35. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. DEFENDANTS’ FIDUCIARY DUTIES AND THE “ENTIRE FAIRNESS” STANDARD 36. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders. 37. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Active Network are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders. 38. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Active Network, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Active Network common stock in the Proposed Acquisition. 39. Because the Individual Defendants have breached their duties of due care, loyalty and I good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law. CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION 40. In committing the wrongful acts alleged herein, defendants have pursued, or j oined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

41. Each of the defendants herein aided and abetted and rendered substantial assistance in wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein. SUBSTANTIVE ALLEGATIONS 42. Active Network is the leading provider of Activity and Participant ManagementTM solutions. Its technology platform makes managing and operating all types of activities, events and !, organizations smarter and more efficient. The Company serves over 55,000 global customers and builds leading vertical technology applications for its markets. Active Network was founded in 1999, is headquartered in San Diego, California, and has offices worldwide. 43. On September 30, 2013, the Company announced that the Company and Vista had entered into the Merger Agreement pursuant to which Vista will acquire the Company for just $14.50 share. On or before October 8, 2013, Parent, an affiliate of VEP, will commence the cash Tender of $14.50 per share. Pursuant to the Merger Agreement, after completion of the Tender Offer and the satisfaction or waiver of certain conditions, the Company will merge with Purchaser, and all outstanding shares of the Company’s common stock (other than shares held by Parent, Purchaser or the Company and shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law) will be automatically cancelled and converted into the right to receive cash equal to the $14.50 per share offer price. Active Network’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will close less than one month from now. 44. Active Network’s press release announcing the Proposed Acquisition states in pertinent Ipart:

ACTIVE Network to be Acquired by Vista Equity Partners ACTIVE Network Stockholders to Receive $14.50 per Share in Cash in Transaction Valued at Approximately $1.05 Billion . ACTIVE Network, the leader in cloud-based Activity and Participant ManagementTM (APM) solutions, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on investments in software, data and technology-enabled businesses, in an all cash transaction valued at approximately $1.05 billion. Under the terms of the agreement Vista will commence a tender offer to acquire all of the outstanding shares of ACTIVE’s common stock for $14.50 per share in cash, representing a premium of approximately 111% to ACTIVE’s year to date average closing stock price. The ACTIVE Board of Directors unanimously recommends that ACTIVE stockholders tender their shares in the tender offer. “This announcement represents a very positive event for our stockholders and allows ACTIVE to build on its success to date,” said Jon Belmonte, Interim CEO of ACTIVE Network. “We believe the partnership with Vista will position us to execute on our strategy and further enhance our industry leadership. For our customers, we will continue to focus on delivering the strongest product offerings through our advanced technology platform,” concluded Mr. Belmonte. “ACTIVE Network’s leadership position in cloud-based Activity and Participant ManagementTM (APM) solutions make it a highly attractive investment for us,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are looking forward to working with the ACTIVE team and continuing to drive the next phase of ACTIVE’s growth.” Any shares not tendered in the offer will be acquired in a second-step merger at the same cash price as paid in the tender offer. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, expiration or termination of any waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under Vista’s financing agreements and other customary closing conditions. ACTIVE expects the transaction to close before the end of the fourth quarter of 2013. Upon the completion of the transaction, ACTIVE will become a privately held company. Citi is serving as financial advisor to ACTIVE. BofA Merrill Lynch is serving as financial advisor to Vista. DLA Piper LLP (US) is acting as ACTIVE’s legal advisor. Kirkland & Ellis LLP is acting as Vista’s legal advisor. BofA Merrill Lynch, RBC Capital Markets, and BMO Capital Markets Corp. have agreed to provide debt financing in connection with the transaction. 45. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Active Network to Vista on terms preferential to defendants and other Active Network insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven entirely by the Board and Company management, who together control over 11.75% of Active Network’s outstanding stock and seek liquidity for their illiquid holdings in Active Network stock. If the Proposed Acquisition closes, the Board and Company management will receive over $111 million from the sale of their illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Active Network’s other shareholders. 46. From the Proposed Acquisition, Active Network’s officers and directors will receive millions of dollars in special payments not being made to ordinary shareholders ? for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments. Moreover, the Company’s management appears to be staying on board for the long term after the Proposed Acquisition. 47. The conflicted and unfair process has resulted in an unfair price for Active Network. The proposed tender offer per share price of $14.50 drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sale process. The $14.50 per share offer price represents a premium of just 27.19% based on the closing market price for Active Network’s common stock on September 27, 2013. That premium is significantly below the median one-day premium of over 38% for comparable transactions in the last three years. The Company went public in 2011 at $15.00 per share, and the Tender Offer price is 3.3% below Active Network’s IPO price. Moreover, Active Network is currently experiencing success and growth in its business prospects. On August 1, 2013, Active Network announced the Company’s financial results for its second quarter of 2013, reporting record revenue and strong Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”). Specifically, Active Network reported record net revenue of $132.4 million for the quarter, an increase of 9% compared to the same quarter in 2012. Revenues for the first six months of the year came in at $238.4 million, up 10.4% over the year before. Further, Active Network reported

I Adjusted EBITDA of $23.7 million, an increase of 18%, compared to the same quarter in 2012. Active Network ended its second quarter with $108.1 million in cash and equivalents. The Company operates with $4.1 million in capital lease obligations, for a solid net cash position of over $100 million. 48. In announcing these results, defendant Belmonte, Active Network’s Interim CEO, stated, am pleased with our strong second quarter results ? with revenues at the top end of our outlook I range and Adjusted EBITDA exceeding the high end of our guidance . During the quarter, we commenced on a number of prioritization efforts designed to strengthen our financial performance and extend our market leadership position.” 49. Furthermore, the Proposed Acquisition prices fails to reflect Active Network’s value to j Vista. “Active Network’s leadership position in cloud-based Activity and Participant ManagementTM (APM) solutions make it a highly attractive investment for us,” said Robert F. Smith, CEO of VEP in a statement. “We are looking forward to working with the ACTIVE team and continuing to drive the next phase of ACTIVE’s growth.” 50. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Active Network’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Vista. 51. To protect against the threat of alternate bidders out-bidding Vista after the I announcement, defendants implemented preclusive deal protection devices to guarantee that Vista will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Active Network. 52. First, pursuant to the Merger Agreement, Vista will commence the Tender Offer no later than October 8, 2013. The initial offer period of the offer will expire in less than thirty days. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. Active Network and Vista have announced their intent to effect the merger, pursuant to recently enacted ?251(h) of the Delaware General Corporation Law, as a short-form merger ? to cash out any shareholders who do not tender ? without so much as a shareholder vote. 53. In the event the merger is not eligible to be effected pursuant to ?251(h), the Company has granted to Vista an irrevocable right, the Top-Up Option, which Vista may exercise following the closing of the Tender Offer to purchase from the Company, at a price per share equal to the Tender Offer price of $14.50 per share in cash, up to that number of newly issued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned by Vista at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of the Company. Once Vista controls one share more than 90% of the outstanding Active Network shares, Vista will similarly effect the merger as a short-form merger, again to cash out any shareholders who do not tender without so much as a shareholder vote. 54. Thus, defendants have compounded this breach of their fiduciary duties by structuring I the Proposed Acquisition as a coercive tender offer by granting Vista the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow Vista to issue sufficient shares to itself in order to effectuate a short-form merger, even if Active Network’s minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself is a sham, as it allows Vista to purchase the Top- Up Shares with a promissory note payable in one year, i.e., well after the close of the resulting short- form merger. 55. Second, to ensure Vista, and only Vista, acquires Active Network, defendants included several deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders ? while the Merger

Agreement provides for a limited exception to the no-shop clause to permit Active Network to continue negotiations and discussions with certain Excluded Persons until October 21, 2013, this provision is illusory in light of the next two deal protection devices; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Vista, and allow Vista to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Vista $13.3 million if the Proposed Acquisition is terminated in favor of a proposal from an Excluded Person, or $32 million if the Proposed Acquisition is terminated in favor of any other proposals. 56. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the defendants, the Tender Offer will commence shortly and close in less than a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated. FIRST CAUSE OF ACTION Claim for Breach of Fiduciary Duty Against the Individual Defendants 57. Plaintiff repeats and realleges each allegation set forth herein. 58. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Active Network and have acted to put their personal interests ahead of the interests of Active Network’s shareholders. 59. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

60. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Active Network’s shareholders. Defendants Active Network and Vista directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Active Network’s stock. 61. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Active Network because, among other reasons: (a) they failed to properly value Active Network; and (b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition. 62. Because the Individual Defendants dominate and control the business and corporate affairs of Active Network, and are in possession of private corporate information concerning Active Network’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Active Network which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of holders. 63. By reason of the foregoing acts, practices and course of conduct, the Individual I Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class. 64. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable I injury as a result of defendants’ self-dealing. 65. Unless enjoined by this Court, the Individual Defendants will continue to breach their I fiduciary duties owed to plaintiff and the Class and may consummate the Proposed Acquisition. 66. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their I fiduciary duties to the members of the Class.

67. Plaintiff and the members of the Class have no adequate remedy at law. Only through exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the and irreparable injury which defendants’ actions threaten to inflict. SECOND CAUSE OF ACTION Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Defendants Active Network, VEP, Parent and Purchaser 68. Plaintiff repeats and realleges every allegation set forth herein. 69. Defendants Active Network, VEP, Parent and Purchaser aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Active Network, including plaintiff and the members of the Class. 70. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein. 71. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class. 72. Active Network, VEP, Parent and Purchaser colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class. 73. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts. PRAYER FOR RELIEF WHEREFORE, plaintiff demands injunctive relief against defendants as follows: A. Declaring that this action is properly maintainable as a class action; B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company; C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Active Network’s shareholders;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof; E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and F. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper. DATED: October 4, 2013 ROBBINS GELLER RUDMAN & DOWD LLP RANDALL J. BARON A. RICK ATWOOD, JR. DAVID T. WISSBROECKER EDWARD M. GERGOSIAN /s/ David T. Wissbroecker DAVID T. WISSBROECKER 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax) RYAN & MANISKAS, LLP RICHARD A. MANISKAS 995 Old Eagle School Road, Suite 311 Wayne, PA 19087 Telephone: 484/588-5516 484/450-2582 (fax) Attorneys for Plaintiff